8000 E. Maplewood Ave, Suite 130 Greenwood Village, CO 80111 Phone: 720-420-4460 www.tengasco.com

January 29, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn:	Ms. Anuja A. Majmudar

	Re:	Tengasco, Inc. (the “Registrant”) Registration Statement on Form S-4, as amended File No. 333-250019

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-250019), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on November 12, 2020, as amended by Amendment No. 1 filed with the Commission on December 31, 2020 and by Amendment No. 2 filed with the Commission on January 21, 2021 (as so amended, the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date for the Registration Statement be accelerated to February 2, 2021 at 4:30 p.m., Eastern Time or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Kristin Lentz of Davis Graham & Stubbs LLP at (303) 892-7334.

Sincerely,

Tengasco, Inc.

By:	/s/ Michael J. Rugen
Name:	Michael J. Rugen
Title:	Chief Financial Officer and Interim Chief Executive Officer

cc:          Kristin Lentz, Davis Graham & Stubbs LLP
Amy R. Curtis, Thompson & Knight LLP
Beth di Santo, Esq., di Santo Law PLLC